UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 15, 2018

ARCHROCK, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-33666	74-3204509
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

9807 Katy Freeway, Suite 100
Houston, Texas		77024
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (281) 836-8000

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item  5.02  Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Adoption of Incentive Program for 2018

On February 15, 2018, the compensation committee of the board of directors (the “Committee”) of Archrock Inc. (“Archrock”, “we” or “us”) adopted a short-term incentive program (the “2018 Incentive Program”) to provide the short-term cash incentive compensation element of our total direct compensation program for this year. The Committee set the cash incentive target under the 2018 Incentive Program for each of our named executive officers set forth below (the “Named Executive Officers”), as a specified percentage of his or her respective eligible earnings.  Raymond K. Guba, our Interim Chief Financial Officer, is not a participant in the 2018 Incentive Program.

Executive Officer	Title	2018 Cash Incentive Target (% of eligible earnings)
D. Bradley Childers	President and Chief Executive Officer	110
Robert E. Rice	Senior Vice President and Chief Operating Officer	70
Stephanie C. Hildebrandt	Senior Vice President, General Counsel and Secretary	65
Jason G. Ingersoll	Senior Vice President, Marketing and Sales	65

Each Named Executive Officer’s potential cash incentive payout ranges from 0% to 200% of his or her respective target, as may be adjusted by the Committee in its discretion. In addition, the Committee has the discretion to increase each individual’s actual bonus payment above 200% of his respective target.

Actual payouts under the 2018 Incentive Program will be based on the Committee’s assessment of our performance for 2018 relative to one or more of the following performance indicators, as well as such other factors or criteria that the Committee in its discretion deems appropriate:

•         Cash available for dividends;

•         Safety, to be assessed by specific corporate and group metrics, including the incident rate for recordable injuries;

•         Service quality, to be assessed by various group metrics, including equipment service availability;

•         People, to be assessed by group metrics based on employee retention; and

•         Operational performance, to be assessed by various group metrics.

The Committee intends to award performance-based short-term incentive compensation under the 2018 Incentive Program based on its assessment of: (i) for all Named Executive Officers, cash available for dividends, (ii) for each Named Executive Officer other than Mr. Childers, each officer’s operating unit performance relative to the performance indicators, (iii) each Named Executive Officer’s individual contribution toward our company and/or operating unit performance, including his or her demonstrated leadership and implementation of our business strategy, (iv) the recommendations of our Chief Executive Officer (other than with respect to himself), and (v) any other factors or criteria that the Committee may choose to consider, in its discretion. The Committee has reserved the right to modify the target levels of one or more of the performance indicators, in its discretion based on internal and external developments during the course of 2018.

Adjustments to Base Salaries for 2018

On February 15, 2018, the Committee set the 2018 annual base salaries of our Named Executive Officers as follows, to be effective April 2018:

Executive Officer	Title	Prior Base Salary ($)	New Base Salary ($)
D. Bradley Childers	President and Chief Executive Officer	800,000	825,000
Robert E. Rice	Senior Vice President and Chief Operating Officer	400,000	415,000
Stephanie C. Hildebrandt	Senior Vice President, General Counsel and Secretary	390,000	400,000
Jason G. Ingersoll	Senior Vice President, Marketing and Sales	300,000	340,000

Mr. Guba, our Interim Chief Financial Officer, is compensated for his services pursuant to a services agreement between Archrock Services, L.P. and Ranstad Professional US, LLC d/b/a Tatum and, as such, is not paid a salary by us.

Adoption of Performance Unit Award Notice

On February 15, 2018, the Committee adopted a new form of Award Notice and Agreement for Performance Units (the “Performance Unit Award Notice”), which sets forth the terms for grants to officers and employees of performance units with tandem dividend equivalents (“DERs”) under the Archrock, Inc. 2013 Stock Incentive Plan (as amended, the “Plan”). Among other things, the Performance Unit Award Notice provides for:

(i)            notice of the number of units that will be earned and paid if the performance objectives are met at the target level, the performance period, the performance objectives and the vesting schedule of the award;

(ii)           immediate vesting of the unvested portion of the award in the event of the grantee’s termination of employment as a result of death or disability based upon the performance objectives achieved through the date of such termination (or, if such achievement cannot be determined, at target);

(iii)          immediate vesting of the unvested portion of the award in the event of the grantee’s termination of employment without cause, by the grantee for good reason or due to the grantee’s death or disability (each, a “qualifying termination”), in any case, within 18 months following a corporate change (as defined in the Plan);

(iv)          forfeiture of the unvested award in the event of the grantee’s termination of employment for any reason not specified above, unless the Committee directs otherwise;

(v)           non-transferability of the award other than in accordance with the terms of the Plan; and

(vi)          determination by the Committee of the level of performance achieved during the performance period or, if earlier, upon a qualifying termination within 18 months after the Merger (as defined and described below) or change of control (other than the Merger).  Accordingly, if the Merger is consummated during the performance period, the Committee will not determine and certify the performance achieved upon consummation of the Merger and the other transactions contemplated thereby.

Following the performance period, the Committee will certify the level of performance achieved and the number of performance units that become earned (which will equal the target performance units multiplied by the applicable achievement level).  In the event of the grantee’s termination due to death, disability or a corporate change (excluding the Merger), the Committee will certify the level of performance as of that date; however, if the Committee cannot reasonably determine the level of achievement, the performance units will be earned and paid at the target achievement level. In the event of a qualifying termination within 18 months of the Merger, the Committee will certify the level of performance for (i) cash-settled performance units, within 60 days following the performance period and (ii) for stock-settled performance units, within 60 days following the end of the calendar year in which such termination occurs; however, if the Committee cannot reasonably determine the level of achievement for such stock-settled performance units, the performance units will be earned and paid at the target achievement level.

The Performance Unit Award Notice also provides for payment of the earned performance units that vest in either shares of common stock or in cash in an amount equal to the fair market value of an equivalent number of shares of our common stock on the vest date (as set forth in the applicable Performance Unit Award Notice). Awards granted under the Performance Unit Award Notice either will have a one-year performance period and will time-vest over a 42- month period or will have a three-year performance period and will cliff-vest on August 20, 2021, in either case, subject to continued service through the applicable vesting date. Grantees are also entitled to tandem DERs, a cash payment equal to each dividend we make in respect of the shares of common stock underlying the performance units, which are credited to a book entry account as and when such dividends are paid generally to our stockholders.  Accrued DERs are paid to the grantee based on the number of performance units actually earned in satisfaction of the applicable performance objectives and upon vesting of such performance units.

The foregoing summary is qualified in its entirety by reference to the forms of Performance Unit Award Notice, copies of which are filed as Exhibits 10.1 and 10.2 to this Form 8-K and are incorporated in this Item 5.02 by reference.

Adoption of Restricted Stock Unit Award Notice

On January 1, 2018, we entered into an Agreement and Plan of Merger with Archrock Partners, L.P. (“Archrock Partners”), Archrock General Partner, L.P. and Archrock GP LLC (as amended, the “Merger Agreement”) pursuant to which Archrock Partners will become our wholly-owned subsidiary (the “Merger”).  The Merger is subject to approval of our stockholders and the unitholders of Archrock Partners.  Under the terms of the Merger Agreement, at the effective time of the Merger, each outstanding phantom unit covering Archrock Partners common units will be converted into 1.4 restricted stock units covering Archrock common stock issued under the Plan (the “converted restricted stock units”).  Each converted restricted stock unit will be subject to the same vesting, forfeiture and other terms and conditions applicable to the underlying Archrock Partners phantom units as of immediately prior to the effective time of the Merger.

On February 15, 2018, and in connection with the Merger, the Committee adopted a new form of Award Notice and Agreement for Restricted Stock Units (the “RSU Award Notice”), which sets forth the terms for the grants of the converted restricted stock units under the Plan.  Among other things, the RSU Award Notice provides for, consistent with the terms of the original phantom unit award,

(i)            notice of the number of converted restricted stock units and vesting schedule of the award;

(ii)           immediate vesting of the unvested portion of the award in the event of the grantee’s termination of employment as a result of death or disability;

(iii)          immediate vesting of the unvested portion of the award in the event of the grantee’s termination of employment without cause, by the grantee for good reason or due to the grantee’s death or disability, in any case, within 18 months following a corporate change (including the Merger);

(iv)          forfeiture of the unvested portion of the award in the event of the grantee’s termination of employment for any reason not specified above, unless the Committee directs otherwise; and

(v)           non-transferability of the award other than in accordance with the terms of the Plan.

Grantees are also entitled to tandem DERs, a cash payment equal to each dividend we make in respect of the shares of common stock underlying the converted restricted stock units, which are paid as and when such dividends are paid generally to our stockholders.

The foregoing summary is qualified in its entirety by reference to the form of Restricted Stock Unit Award Notice, a copy of which is filed as Exhibit 10.3 to this Form 8-K and is incorporated in this Item 5.02 by reference.

Adoption of Letter Agreement

On February 15, 2018, the Committee approved the entry into a Letter Agreement with each of Messrs. Childers, Ingersoll and Rice, which amends their respective Award Notice and Agreement for the performance units granted to such Named Executive Officers on March 3, 2017, that are eligible to vest based on the Company’s total stockholder return over a three-year performance period and cliff time-vest on August 20, 2020 (the “2017 Performance Units”).  The Letter Agreement provides that, for purposes of determining the achievement percentage applicable to the 2017 Performance Units, the consummation of the Merger and the other transactions contemplated thereby will not constitute a corporate change.  Accordingly, if the Merger is consummated during the performance period, the Committee will not determine and certify the performance achieved pursuant to the 2017 Performance Units upon the consummation of the Merger.

Pursuant to their respective Letter Agreement, if the applicable Named Executive Officer incurs a qualifying termination of employment within 18 months following the consummation of the Merger, the Committee will certify the level of performance achieved and the number of performance units that become earned following the end of the calendar year in which such termination occurs (which will equal the target performance units multiplied by the applicable achievement level).  If the Committee cannot reasonably determine the level of achievement at such time, the performance units will be earned and paid at the target achievement level.

The foregoing summary is qualified in its entirety by reference to the form of Letter Agreement, a copy of which is filed as Exhibit 10.4 to this Form 8-K and is incorporated in this Item 5.02 by reference.

Item 8.01 Other Events

To the extent required, the information included in Item 5.02 of this Current Report on Form 8-K is incorporated into this Item 8.01.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

10.1	Form of Archrock, Inc. Award Notice and Agreement for Performance Units (Cash-Settled)
10.2	Form of Archrock, Inc. Award Notice and Agreement for Performance Units (Stock-Settled)
10.3	Form of Archrock, Inc. Award Notice and Agreement for Restricted Stock Units
10.4	Form of Letter Agreement Amending the Award Notice and Agreement for 2017 Performance Units

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHROCK, INC.

By:	/s/ STEPHANIE C. HILDEBRANDT
Stephanie C. Hildebrandt
Senior Vice President, General Counsel and Secretary

February 20, 2018